Filed by Westvaco Corporation
                           pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities and Exchange
                               Act of 1934 Subject Company: Westvaco Corporation
                                                      Commission File No. 1-3013


The following press release was issued by Westvaco Corporation ("Westvaco") on December 26, 2001:


               WESTVACO ANNOUNCES SPECIAL MEETING OF SHAREHOLDERS

STAMFORD, CT. December 26, 2001. Westvaco Corporation (NYSE: W) announced today that a special meeting of shareowners will be held at 9:00 a.m., Monday, January 28, 2002, at the Corporation's headquarters in Stamford, CT, for the purpose of considering and voting on the company's proposed merger with The Mead Corporation. The close of business on December 10, 2001 is the record date for determining the holders of common shares entitled to vote at the special meeting. Westvaco expects to mail its proxy statement to shareholders on or about December 26, 2001.

The proxy statement describes the merger, as well as information concerning financial results for the combined company, risk factors and other important matters that should be considered when voting. All shareholders are encouraged to read the proxy material, and then to vote by completing the proxy card they receive in the mail or by submitting their proxy by telephone, as a failure to vote will effectively be counted as a vote against the merger.

"Since announcing our plans to merge with The Mead Corporation in August, we have made tremendous progress in planning for the integration of the two companies," said John A. Luke, Jr., Chairman and CEO of Westvaco. "The combination makes compelling strategic sense. MeadWestvaco, with its stronger balance sheet, its larger, more efficient business platforms and focus on attractive growing global markets will be better positioned to serve customers and return greater value to shareholders. I encourage all shareholders to vote in favor of this merger."

On August 29, 2001, Mead and Westvaco announced that they agreed to a merger of equals creating a global company with leading positions in packaging, coated and specialty papers, consumer and office products, and specialty chemicals. The new company will have will have $8 billion in annual sales.

Westvaco Corporation is headquartered in Stamford, CT, is a leading producer of paperboard and value-added packaging for media, pharmaceutical and consumer markets, and is a major producer of coated papers and specialty chemicals. The company operates in 21 countries, serves customers in more than 70 countries, and employs approximately 17,000 people worldwide. More information about Westvaco's businesses and use of sustainable forestry practices can be found on the company's web site, www.westvaco.com.

                             Additional Information

The Mead Corporation ("Mead") and Westvaco Corporation ("Westvaco") have filed with the SEC a registration statement on Form S-4 on behalf of MW Holding Corporation containing a preliminary joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors may obtain the documents free of charge at the SEC's web site (http://www.sec.gov). In addition, documents filed with the SEC by Mead or Westvaco with respect to the proposed transaction may be obtained free of charge by contacting The Mead Corporation, Mead World Headquarters, Courthouse Plaza Northeast, Dayton, Ohio 45463, Attention: Mark Pomerleau, Director of Investor Relations (tel.: (937) 495-3456), or Westvaco Corporation, One High Ridge Park, Stamford, Connecticut 06905, Attention: John W. Hetherington (tel.: (203) 461-7500). INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. Mead and Westvaco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Mead shareholders and Westvaco shareholders, respectively, in connection with the proposed merger between Mead and Westvaco. For more information on who may be deemed to be participants in the solicitation of proxies, please see Westvaco's Current Report on Form 8-K filed with the SEC on October 18, 2001.

Certain statements in this document and elsewhere by management of the company that are neither reported financial results nor other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future plans, contingencies and contemplated transactions of the company. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of company operations, or the performance or achievements of each company, or industry results, to differ materially from those expressed, or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied for the forward-looking statements include, but are not limited to, events or circumstances which affect the ability of Mead and Westvaco to integrate successfully and achieve the anticipated benefits of the transaction; competitive pricing for each company's products; changes in raw materials; energy and other costs; fluctuations in demand and changes in production capacities; changes to economic growth in the U.S. and international economies, especially in Asia and Brazil; government policies and regulations, including, but not limited to those affecting the environment and the tobacco industry; and currency movements. Mead and Westvaco undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Investors are advised, however, to consult any further disclosures made on related subjects in each Company's reports filed with the SEC.

The following message to the employees of Westvaco was released on December 26, 2001:


A MESSAGE FROM JERRY TATAR AND JOHN LUKE, JR. TO OUR EMPLOYEE SHAREHOLDERS
--------------------------------------------------------------------------

We've achieved tremendous progress in planning for the integration of our businesses and expect to be in an excellent position for a closing in late January 2002. Since announcing the merger in August, many of our customers have indicated how excited they are about the potential of this new enterprise. The investment community has also reacted very positively to the merger. The combination makes compelling strategic sense.

To that end, both companies have called a special meeting of shareholders for January 28, 2002 for the purpose of obtaining shareholder approval of the merger. All shareholders on December 10, including our many employees who own shares in Mead or Westvaco, will receive a proxy statement giving important details about the merger and a proxy card asking for your vote in favor of the merger. It is important to read the proxy and to consider your vote carefully.

A failure to vote is counted as a 'no' vote, and so we're urging all shareholders to complete and return your proxy cards - however you intend to vote - so your intentions are truly reflected. Shareholders may also vote by telephone. Typically, shareholders vote by proxy rather than attending the special meeting.

Employees who own shares through the Savings and Investment plans will receive a "Confidential Voting Instructions" card rather than a proxy card. For the same reasons outlined above, it is important to complete the card to instruct the trustee how to vote your shares.

MeadWestvaco, with its stronger balance sheet, its larger, more efficient business platforms and focus on attractive growing global markets will be better positioned to serve customers and return greater value to shareholders.

Mead and Westvaco have much in common, including our focus on quality, customer service, problem-solving, environmental excellence, safety performance and maintaining a superior workplace for our employees. We're confident that our employee shareholders share this vision and our sense of excitement for MeadWestvaco. We hope you will support the creation of this new company by voting in favor of the merger.


                             Additional Information

The Mead Corporation ("Mead") and Westvaco Corporation ("Westvaco") have filed with the SEC a registration statement on Form S-4 on behalf of MW Holding Corporation containing a preliminary joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors may obtain the documents free of charge at the SEC's web site (http://www.sec.gov). In addition, documents filed with the SEC by Mead or Westvaco with respect to the proposed transaction may be obtained free of charge by contacting The Mead Corporation, Mead World Headquarters, Courthouse Plaza Northeast, Dayton, Ohio 45463, Attention: Mark Pomerleau, Director of Investor Relations (tel.: (937) 495-3456), or Westvaco Corporation, One High Ridge Park, Stamford, Connecticut 06905, Attention: John W. Hetherington (tel.: (203) 461-7500). INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. Mead and Westvaco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Mead shareholders and Westvaco shareholders, respectively, in connection with the proposed merger between Mead and Westvaco. For more information on who may be deemed to be participants in the solicitation of proxies, please see Westvaco's Current Report on Form 8-K filed with the SEC on October 18, 2001.

Certain statements in this document and elsewhere by management of the company that are neither reported financial results nor other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future plans, contingencies and contemplated transactions of the company. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of company operations, or the performance or achievements of each company, or industry results, to differ materially from those expressed, or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied for the forward-looking statements include, but are not limited to, events or circumstances which affect the ability of Mead and Westvaco to integrate successfully and achieve the anticipated benefits of the transaction; competitive pricing for each company's products; changes in raw materials; energy and other costs; fluctuations in demand and changes in production capacities; changes to economic growth in the U.S. and international economies, especially in Asia and Brazil; government policies and regulations, including, but not limited to those affecting the environment and the tobacco industry; and currency movements. Mead and Westvaco undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Investors are advised, however, to consult any further disclosures made on related subjects in each Company's reports filed with the SEC.